FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.Name and Address of Company

BIOHARVEST SCIENCES INC.

Suite 1140 – 625 Howe Street

Vancouver, BC, V6C 2T6

(the “Company” or “BioHarvest”)

Item 2.Date of Material Change

March 3, 2025.

Item 3.News Release

The news release was issued on March 5, 2026 and disseminated by Newsfile Corp.

Item 4.Summary of Material Change

The Company announced changes to it’s board of directors.

Item 5.Full Description of Material Change

The Company announced the resignation of David Tsur as a director of the Company. Mr. Tsur served as a director since 2021. The Company also announced the immediate appointment of Prof. Hezi Levy to replace Mr. Tsur on its board of directors.

Prof. Levy joins the Board with decades of leadership experience across Israel’s healthcare system. A physician by education, Prof. Levy previously served as Director General of the Israeli Ministry of Health, including during the COVID-19 pandemic, where he played a central role in guiding national healthcare policy. Prof. Levy also served as Head of the Medical Corps of the Israel Defense Forces (IDF) with the rank of Brigadier General and was the General Manager of Barzilai Medical Center for many years, overseeing one of Israel’s major hospitals and complex healthcare operations.

Item 6.Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.Omitted Information

None.

Item 8.Executive Officer

For further information, please contact:

David Ryan

Secretary and VP, Investor Relations

604 622-1187

Item 9.Date of Report

March 6, 2026.